UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated February 25, 2004:
”New power management controller targets Intel cellular platforms for WCDMA”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date March 1, 2004
By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President

New power management controller targets Intel cellular platforms for WCDMA

Kirchheim/Teck-Nabern, February 25, 2004 – Dialog Semiconductor Plc (NASDAQ: DLGS, Prime Standard: DLG), has announced it will introduce a new power management controller aimed at high-functionality single and dual mode wideband CDMA as well as GSM/GPRS smartphones. The new controller, code named ‘Arava’, was developed with Intel Corporation as part of the ongoing development and marketing initiative between Dialog Semiconductor and Intel to support existing and future Intel® Personal Internet Client Architecture (Intel® PCA) system level products.

The Arava device will support the new cellular processor family from Intel codenamed “Hermon”disclosed by Intel at the 3GSM Congress in Cannes this week, as well as the upcoming Bulverde processor.

Roland Pudelko, CEO & president, said, “Arava is part of a growing family of power management controller ICs from Dialog Semiconductor, addressing a variety of requirements from entry-level or mid-range phones, all the way to premium smartphones and personal digital assistants (PDAs) or communicators with highly sophisticated multimedia and internet capabilities. The key distinction between this and our previous devices launched as part of this initiative, the DA9010 and the DA9031, is that Arava will be specifically aimed at the premium phone handsets on dual mode wideband CDMA networks, and high-end PDA/communicator devices.”

As with other products in this series of power management controller ICs, Arava will provide all the necessary power management functions for advanced handset designs, including support for an applications processor (Bulverde) as well as the main communications processor (Hermon).

The device, which connects directly to the battery, provides stable, low noise supplies for all core circuits within the phone, with additional regulators for enhanced application capabilities such as Bluetooth modules™, camera modules, and SD memory cards. All the supplies are fed using high performance low dropout (LDO) voltage regulators using Dialog Semiconductor’s patented Smart Mirror™ technology, which offers very low quiescent current consumption and high power supply rejection performance.

Details of Arava will be announced in the second half of 2004.

Ends

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG) and on the NASDAQ (DLGS) exchanges.

Contact

Birgit Hummel,
Dialog Semiconductor,
Neue Straße 95,
D-73230 Kirchheim/Teck –Nabern, Germany

Telephone Fax E-mail Internet	+49-7021-805-412 +49-7021-805-200 birgit.hummel@diasemi.com www.Dialog-Semiconductor.com